FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X]..... Form 40-F...[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

"Charles A. Butt"

Date: <u>April 18</u>, 2007

Charles A. Butt
President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached documents contains forward looking information.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO BE HELD ON THURSDAY, MAY 17, 2007

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the shareholders of **Forbes Medi-Tech Inc.** (the "Company") will be held at the Hyatt Regency Hotel, Plaza A, 655 Burrard Street, in the City of Vancouver, British Columbia, at the hour of 1:30 p.m. (Pacific Daylight Savings Time), on Thursday, May 17th, 2007 for the following purposes:

Article 1 To receive the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereon;

Article 2 To re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company;

Article 3 To authorize the Directors to fix the remuneration of the auditor;

Article 4 To consider and, if thought fit, pass an ordinary resolution, to set the number of the Directors to be elected at the meeting at six;

Article 5 To elect six persons as Directors of the Company;

6.   To consider and, if thought fit, pass an ordinary resolution to ratify and approve the adoption of the 2007 Stock Option Plan and the options granted pursuant thereto, which Plan and options will replace the Company's existing option plan and certain existing options granted thereunder, as more particularly described in the accompanying Information Circular;

To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the *Income Tax Act* (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 12th day of April, 2007.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per: *"Charles A. Butt"*

Charles A. Butt
President & Chief Executive Officer

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8
Tel: (604) 689-5899   Fax: (604) 689-7641

INFORMATION CIRCULAR
as at and dated April 12, 2007

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the "Company") for use at the annual general and special meeting of the shareholders of the Company to be held at the Hyatt Regency Hotel, Plaza A, 655 Burrard Street, in the City of Vancouver, British Columbia, at the hour of 1:30 p.m. (Vancouver Time), on Thursday, May 17th, 2007 (the "Meeting"), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the "Notice of Meeting"). Unless specified otherwise, the information contained in this Information Circular is current as at April 12, 2007.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the "Proxy") are nominees of the Company's management. **A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.** The completed Proxy or other proper form of proxy must be delivered or faxed to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9 (fax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9 (fax: (604) 689-8144) or to the registered office of the Company at 200 – 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax: (604) 689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

The shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.**

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

Notice to Beneficial Owners

Most beneficial owners of the Company's shares are NOT listed on the Company's register of shareholders. Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, or other firm, financial institution or company. In this discussion, such owners are referred to as "you" or as a "Beneficial Owner", and the firm, financial institution or company through which you hold your shares are referred to as "Intermediaries". This discussion does not apply to owners of shares of the Company who hold their shares directly instead of through an Intermediary and who are therefore listed directly on the Company's register of shareholders.

The Company can only recognize votes and take instructions from shareholders who are listed on its register of shareholders. Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting. To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the "Form of Proxy"), sign it and return it to your Intermediary or to another party directed by your Intermediary. If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the Management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space. You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person's name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of shareholders (or listed by the depository or other agent used by the Intermediary). Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you. In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided. This will enable your Intermediary either to vote your shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders. KPMG LLP were first appointed Auditors of the Company on October 13, 1998. The persons named in the Proxy will also vote for authorizing the Directors to fix the Auditors' remuneration.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value, of which the Company has outstanding 38,402,100 Common Shares as at April 12, 2007, each Common Share carrying the right to one vote. The Company is also authorized to issue 50,000,000 Preferred Shares without par value, of which 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares. As at April 12, 2007, 5,375,000 Series A Convertible Preferred Shares have been issued and converted into Common Shares, and 6,000 Series B Convertible Preferred Shares have been issued and converted into Common Shares, such that there are no Preferred Shares currently outstanding. The Directors have fixed April 12, 2007 as the record date (the "Record Date"). Shareholders of record at the close of business on April 12, 2007, are entitled to vote at the Meeting or adjournments thereof. To the knowledge of the Directors and executive officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, voting shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding voting shares of the Company.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

The following table sets out the names of the nominees for election as Directors, the province or state in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of Voting Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Residence, Position with the Company and Year First Became a Director[1]	Principal Occupation or Employment and Brief Biography[1]	Voting Shares Owned[1]
Charles A. Butt Ontario, Canada *President and Chief Executive Officer Director since 1999*	President and Chief Executive Officer of the Company Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002. Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).	44,700 Common Shares
Donald Buxton[3][4] Quebec, Canada *Chairman of the Board Director since 2000*	Pharmaceutical Industry Consultant Mr. Donald Buxton is an independent consultant to the pharmaceutical industry. From July, 2000 until February, 2005, he was Chairman of the Board of Labopharm, Inc. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.	25,000 Common Shares

Name, Residence, Position with the Company and Year First Became a Director[1]	Principal Occupation or Employment and Brief Biography[1]	Voting Shares Owned[1]
Dr. Joe Dunne[2][3][4] Florida, U.S.A. *Director since 2000*	Independent Consultant to the Food Industry Dr. Dunne is an independent consultant to the food industry. He was Chairman of the Board and CEO of Westgate Biologicals Ltd., a startup company in the Health Sciences area, from June, 1999 to December 2003. Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company's Flavor and Food Ingredient activities in the USA, Canada and Mexico. Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.	35,840 Common Shares
Percy Skuy[2][3][4] Ontario, Canada *Director since 1997*	Healthcare Consultant Mr. Skuy has been a healthcare consultant since June, 1995. Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.	48,000 Common Shares

Name, Residence, Position with the Company and Year First Became a Director[1]	Principal Occupation or Employment and Brief Biography[1]	Voting Shares Owned[1]
Dr. Lily Yang [4] California, U.S.A. *Director since 2002*	Chairman of the Board, Chief Medical and Clinical Officer and Co-Founder of TheraLife, Inc. Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group. Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups. She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.	15,000 Common Shares
Nitin Kaushal [2] Ontario, Canada *Director since 2003*	Managing Director, Desjardins Securities Nitin Kaushal was appointed as a member of the Company's Board of Directors and a member of the Company's audit committee on September 15, 2003. Mr. Kaushal is currently Managing Director of Desjardins Securities and was an institutional salesperson at Orion Securities Inc. in Toronto, Ontario January 2005 to July 2005. Previously, he was Managing Director, McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; and Managing Director, HSBC Securities from June 1997 to July 2001. Mr. Kaushal previously served as a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.	Nil

[1] The information as to province or state of residence, principal occupation, brief biography and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

[2] Audit Committee member.

[3] Compensation Committee member.

[4] Nomination and Corporate Governance Committee member.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table above. Management of the Company has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for the fiscal year ended December 31, 2006 of those persons who were either (i) the Chief Executive Officer of the Company during the fiscal year ended December 31, 2006, (ii) the Chief Financial Officer of the Company during the fiscal year ended December 31, 2006, or (iii) one of the three most highly compensated executive officers serving as an executive officer at December 31, 2006, provided that no disclosure is required or provided for an executive officer whose total salary and bonus did not exceed $150,000, or (iii) any additional executive officers who would have satisfied those criteria but for the fact that the individual was not serving as such an executive officer of the Company as at December 31, 2006 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year Ended December 31 | Annual Compensation | | | Long Term Compensation | | | All Other Compensation[12] |
| | | | | | Awards | | Payouts | |
		Salary	Bonus	Other Annual Compensation[1]	Securities Under Options/ SARs granted[2]	Restricted Shares or Restricted Share Units	LTIP Payouts [3]	
Butt, Charles *President and Chief Executive Officer[4]*	Dec. 31, 2006	$353,000	$70,600	$15,823	195,000[10]	Nil	Nil	$44,650
	Dec. 31, 2005	$330,000	$85,800	$27,287[5]	125,000	Nil	Nil	Nil
	Dec. 31, 2004	$294,000 [5]	$84,000	$11,333	250,000	Nil	Nil	$224,400
Goold, David, CA *Chief Financial Officer[6]*	Dec. 31, 2006	$175,000	$24,500	$5,905	Nil	Nil	Nil	Nil
	Dec. 31, 2005	$155,000	$35,000	$6,237	50,000	Nil	Nil	Nil
	Dec. 31, 2004	$25,692	$5,500	$66	60,000	Nil	Nil	Nil
Nestor, John, Dr. *Chief Scientific Officer [11]*	Dec. 31, 2006	$48,050	Nil	Nil	75,000	Nil	Nil	Nil
	Dec. 31, 2005	NA	NA	NA	NA	NA	NA	NA
	Dec. 31, 2004	NA	NA	NA	NA	NA	NA	NA
Wessman, Laura *Senior Vice-President, Operations[7]*	Dec. 31, 2006	$189,000	$26,460	$9,374	15,000[10]	Nil	Nil	$40,125
	Dec. 31, 2005	$170,000	$38,500	$7,813	90,000	Nil	Nil	Nil
	Dec. 31, 2004	$139,583	$30,000	$2,994	150,000	Nil	Nil	$70,713

Name and Principal Position	Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compensation[12]
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation[1]	Securities Under Options/ SARs granted[2]	Restricted Shares or Restricted Share Units	LTIP Payouts [3]	
Motley, Jeff *Vice-President, Marketing and Sales[8]*	Dec. 31, 2006	$151,500	$18,180	$14,266	25,000[10]	Nil	Nil	$33,000
	Dec. 31, 2005	$144,000	$25,000	$15,799	70,000	Nil	Nil	$62,250
	Dec. 31, 2004	$134,000	$25,000	$8,952	72,000	Nil	Nil	$15,700
Ben-Oliel, Susan *Senior Director, Intellectual Property [9]*	Dec. 31, 2006	$145,000	$14,500	$3,442	Nil	Nil	Nil	Nil
	Dec. 31, 2005	$24,167	$20,000	$90,093[9]	40,000	Nil	Nil	Nil
	Dec. 31, 2004	NA	NA	NA	NA	NA	NA	NA

[1] For the years ended December 31, 2004 thru December 31, 2006, "Other Annual Compensation" consists of car allowance for Messrs. Butt and Motley ($500 per month), company portion of RRSP contribution for Messrs. Butt, Goold (2004 – nil), Motley, Ms. Wessman and Ben-Oliel (2005 – nil), life insurance premiums for all named executives, and, in respect only of Ms. Ben-Oliel, fees paid to Ms. Ben-Oliel as described in footnote 9 below.

[2] All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

[3] "LTIP" or "long term incentive plan" means a plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.

[4] Effective January 1, 2007, Mr. Butt's salary was increased to $370,650. Effective January 17, 2007 Mr. Butt was granted an additional 60,000 options.

[5] Salary at December 31, 2004 and December 31, 2003 was $300,000 and $280,000, respectively. Mr. Butt was underpaid $3,000 and $6,000 in each of these years, respectively. The total underpayment of $9,000 was paid in 2005.

[6] Mr. Goold commenced employment with the Company on October 4, 2004 with an annual salary of $145,000. Effective January 1, 2007, Mr. Goold's salary was increased to $183,750. Effective January 17, 2007 Mr. Goold was granted an additional 40,000 options.

[7] Effective January 1, 2007, Ms. Wessman's salary was increased to $198,500. Effective January 17, 2007 Ms. Wessman was granted an additional 40,000 options.

[8] Effective January 1, 2007, Mr. Motley's salary was increased to $158,500. Effective January 17, 2007 Mr. Motley was granted an additional 30,000 options.

[9] Ms. Ben-Oliel commenced employment with the Company on November 1, 2005 with an annual salary of $145,000. Previously, Ms. Ben-Oliel provided services to the Company in her capacity as independent legal counsel. The Company paid Ms. Ben-Oliel $90,000 in legal fees during 2005 for her services in such capacity. Effective January 1, 2007, Ms. Ben-Oliel's salary was increased to $150,800. Effective January 17, 2007 Ms. Ben-Oliel was granted an additional 25,000 options.

[10] The options issued to Messrs. Butt, Motley and Ms. Wessman were all granted to replace shares that had expired. Mr. Butt had two expirations, the first was 20,000 options on March 15, 2006 at $4.10, and the second was 175,000 options on May 17, 2006 at $2.57. The 20,000 options were replaced on April 3, 2006 at $3.05, and they expire on April 3, 2011. The 175,000 options were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011. Mr. Motley had 25,000 options expire on May 17, 2006 at $2.57. They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011. Ms. Wessman had 15,000 options expire on May 17, 2006 at $2.57. They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011.

[11] Dr. John Nestor commenced employment with the Company on Oct 25, 2006 with an annual salary of US$225,000. The total compensation for 2006 was US$41,827, which has been converted to Canadian funds at the average monthly rates.

[12] For the years ended December 31, 2004 thru December 31, 2006, "All Other Compensation" consists of the stock option benefit arising on exercise of stock options.

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during our financial year ended December 31, 2006:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted[1] [5]	% of Total Options/SARs Granted to Employees in Financial Year[2]	Exercise or Base Price ($/Security)[3]	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[4]	Expiration Date
Butt, Charles	20,000 175,000	2.1% 18.1%	$3.05 $2.53	$3.05 $2.70	3 Apr 2011 19 May 2011
Goold, David	Nil	Nil	Nil	Nil	Nil
Nestor, John	75,000	7.8%	$2.69	$2.71	31 Oct 2011
Wessman, Laura	15,000	1.6%	$2.53	$2.70	19 May 2011
Motley, Jeff	25,000	2.6%	$2.53	$2.70	19 May 2011
Ben-Oliel, Susan	Nil	Nil	Nil	Nil	Nil

[1] All securities under option are Common Shares; the Company has not granted any SARs.

[2] Includes options to employees, officers, and directors.

[3] Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.

[4] Market Values are the Toronto Stock Exchange closing prices on the date of grant.

[5] The options issued to Messrs. Butt, Motley and Ms. Wessman were all granted to replace shares that had expired. Mr. Butt had two expirations, the first was 20,000 options on March 15, 2006 at $4.10, and the second was 175,000 options on May 17, 2006 at $2.57. The 20,000 options were replaced on April 3, 2006 at $3.05, and they expire on April 3, 2011. The 175,000 options were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011. Mr. Motley had 25,000 options expire on May 17, 2006 at $2.57. They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011. Ms. Wessman had 15,000 options expire on May 17, 2006 at $2.57. They were replaced on May 19, 2006 at $2.53, and they expire on May 19, 2011

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2006 and the value of their unexercised options as at December 31, 2006:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR & YEAR-END OPTION VALUES

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Butt, Charles	25,000	$44,650	870,000 Exercisable / 55,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Goold, David	Nil	$Nil	30,000 Exercisable / 80,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Nestor, John	Nil	$Nil	Nil Exercisable / 75,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Wessman, Laura	18,750	$40,125	277,500 Exercisable / 37,500 Unexercisable	$Nil Exercisable / $Nil Unexercisable

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Motley, Jeff	35,000	$33,000	247,000 Exercisable / 27,500 Unexercisable	$2,850 Exercisable / $Nil Unexercisable
Ben-Oliel, Susan	Nil	$Nil	Nil Exercisable / 40,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable

[1] Calculated as the difference between the closing price of the Common Shares on the TSX on the date of option exercise less the option exercise price, multiplied by the number of Common Shares acquired upon exercise of the options. This figure does not necessarily reflect actual value realized by the optionee as a result of the option exercise.

Defined Benefit or Actuarial Plan Disclosure

We do not maintain a Defined Benefit or Actuarial Plan for our officers or directors. Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail, a former Director, President and Chief Executive Officer, will be entitled to receive an annual reward for tenure allowance of $65,000. We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement. At December 31, 2006, we have accrued $954 thousand in our consolidated financial statements towards our obligations under these arrangements. In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

Compensation of Directors

In the fiscal year ended December 31, 2006, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of July 1, 2006, the independent directors (See "Independent Director Compensation Fiscal 2006" below) each receive an annual retainer of $20,000. In addition, the Chairman receives an additional $24,000 annually in respect of his services provided outside the Board of Directors meetings, the Chair of the Audit Committee receives an additional $8,000 annually in respect of his Audit Committee services provided outside the Audit Committee meetings, and all Committee Chairs receive an additional $2,500 annually in respect of their service as Chair. Annual retainers are paid quarterly for the period July 1 through June 30. In addition to the annual retainer, the independent directors are compensated in cash in the amount of $2,000 per meeting for in-person attendance at board meetings; $2,000 per meeting for in-person attendance at board committee meetings; and $750 for meetings attended by phone. In 2006, Nitin Kaushal, Chair of the Audit Committee, received an additional $10,000 for extra services performed in that function and Lily Yang received an additional $4,000 for extra services performed as a director.
The independent directors also receive, on an annual basis, options to purchase a minimum of 20,000 Common Shares of the Company, subject to the Board determining that such number of options is readily available under our then current stock option plan.

During the most recently completed financial year ended December 31, 2006, the independent Directors were granted the following options, earned the following Board and Board Committee meeting attendance fees, and were paid the following amounts as retainer, consulting fees and/or Audit Committee Service Fees:

INDEPENDENT DIRECTOR COMPENSATION FISCAL 2006

Director	No. of Shares Under Option	Option Price	Option Expiry Date	Meeting Fees Paid	Retainer / Consulting Fees / Audit Committee Services Fees Paid
Buxton, Donald[(1)]	20,000	$2.53	19-May-2011	$14,650	$39,000
Dunne, Joe[(1)]	20,000	$2.53	19-May-2011	$13,450	$17,900
Kaushal, Nitin	20,000	$2.53	19-May-2011	$11,750	$36,900
Skuy, Percy[(1)]	20,000	$2.53	19-May-2011	$11,200	$18,150
Yang, Lily	20,000	$2.53	19-May-2011	$13,950	$19,000
Miller, Guy [(2)]	N/A	N/A	N/A	$2,400	$2,897

[(1)] On May 17, 2006, Donald Buxton, Joe Dunne and Percy Skuy were re-issued 30,000 options at a price of $ 2.53, expiring on May 19, 2011 in replacement of a like number of options which expired unexercised.

[(2)] Guy Miller earned these fees prior to his resignation as a Director on March 31, 2006.

The independent directors of the Company do not receive benefits upon termination of their position as directors, but are entitled to exercise all options granted to them prior to such termination until the earlier of (i) the original expiry date of the option; and (ii) the expiry of that period of time following the independent director's termination which is equal to the length of the independent director's term of service with the Company, but in no event less than 1 year.

In the fiscal year ended December 31, 2006, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above. See also the discussion under the next heading below.

Termination of Employment, Changes in Responsibility and Employment Contracts

Charles Butt acts as President and Chief Executive Officer of the Company. The Employment Agreement entered into by the Company with Charles Butt, dated May 1, 2001, and subsequent Amending Agreements, provides for a base annual salary of $370,650 as of January 1, 2007, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt. In the event of termination without cause, which includes a change of control of the Company (other than a hostile change of control), the severance payment is an amount equal to the aggregate of two times Mr. Butt's annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed. In the event of termination by Mr. Butt for the Company's breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, the severance payment is an amount equal to the aggregate of three times Mr. Butt's annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

Our Employment Agreements with each of our Named Executive Officers generally provide for a base annual salary, the same benefits which the Company provides to its employees from time to time, which currently include group life, long-term disability, extended health and dental insurance, director's and officer's liability insurance where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, and eligibility for annual bonuses, based on the achievement of certain objectives.

The Company also contributes to each Named Executive Officer's RRSP and grants stock options to the Named Executive Officers from time to time. With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer. Messrs. Butt and Motley also receive an annual car allowance. The employment agreements of the Named Executive Officers have no fixed term. Generally, if a Named Executive Officer voluntarily terminates his or her employment with the Company within six months of a change of control of the Company, such officer will be entitled to receive the severance payment he or she would have received had the Company terminated the employee without cause at the time the officer gives notice of termination.

The Employment Agreements of each of Laura Wessman and Jeff Motley provide for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 16 months' salary in the event that such termination occurs on or after June 1, 2006 and prior to June 1, 2007, and 18 months' salary in the event that such termination occurs at anytime on or after June 1, 2007. The Employment Agreement of Mr. Goold provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 14 months' salary in the event that such termination occurs on or after October 1, 2006 and prior to October 1, 2007, 16 months' salary, in the event that such termination occurs on or after October 1, 2007 and prior to October 1, 2008, and 18 months' salary in the event that such termination occurs at anytime on or after October 1, 2008. The Employment Agreement of Ms. Ben-Oliel provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 14 months' salary in the event that such termination occurs on or after November 1, 2006 and prior to November 1, 2007, 16 months' salary in the event that such termination occurs on or after November 1, 2007 and prior to November 1, 2008, and 18 months' salary in the event that such termination occurs at anytime on or after November 1, 2008. The Employment Agreement of Dr. John Nestor provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 12 months' salary, in the event that such termination occurs prior to October 24, 2007, 14 months' salary in the event that such termination occurs on or after October 24, 2007 and prior to October 24, 2008, 16 months' salary in the event that such termination occurs on or after October 24, 2008 and prior to October 24, 2009, and 18 months' salary in the event that such termination occurs at anytime on or after October 24, 2009.

Composition Of The Compensation Committee

The Compensation Committee is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are independent directors.

Report On Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and, where appropriate, nutraceutical companies. The Compensation Committee of the Board evaluates each executive officer position with respect to skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See "Statement of Corporate Governance Practices".

In establishing compensation for executive officers, the Compensation Committee seeks to accomplish the following goals:

(i)   to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii)   to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and, where appropriate, nutraceutical companies; and

(iii)   to align the interests of executive officers with the long-term interests of shareholders through participation in the Company's incentive stock option plan.

Currently, the Company's executive compensation package consists of the following principal components: salary, eligibility for annual cash bonus, RRSP contributions, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options. In addition, the Chief Executive Officer and the Vice President, Marketing and Sales receive a car allowance.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies. The Compensation Committee refers to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

Historically, the Company has awarded annual bonuses for outstanding effort or achievement during a previous year. Bonuses, when granted, are also tied to the Company's performance. As the Company is an early stage biopharmaceutical company whose business objectives are focused on research and development related to its technologies and which does not as yet have net earnings, performance is measured through advances in achieving and furthering the Company's business objectives, and in particular, through advancements in research and development, raising additional capital, securing strategic alliances to further the Company's research and development, licensing and distribution, or manufacturing activities, and procuring sales contracts. The Company's executive officers and supporting staff as a whole have again demonstrated outstanding effort and dedication to their positions and have helped the Company to achieve several important milestones in 2006, as they did in previous years. Consequently, in 2006, the Company paid bonuses aggregating $375,226 to its executive officers (inclusive of the bonus paid to the Chief Executive Officer discussed below), and granted options to its executive officers to purchase an aggregate of 310,000 Common Shares (inclusive of options to purchase Common Shares granted to the Chief Executive Officer as discussed below) at exercise prices ranging from $2.53 to $3.05.

In January of 2007, the Compensation Committee considered the performance of both the Company and the President and Chief Executive Officer during the previous fiscal year. It was recognized that 2006 brought advancements to the Company as a result of the expansion of Reducol™ into new products and new markets, the Company's acquisition of TheraPei, and the achievement of the Company's 2006 revenue guidance. In recognition of these achievements, the Compensation Committee awarded Mr. Butt a bonus for 2006 totaling $70,600 and increased Mr. Butt's salary to $370,650 as of January 1, 2007. Mr. Butt was also granted options in 2006 to purchase a total of 195,000 Common Shares at exercise prices ranging from $2.53 to $3.05.

In January, 2006, the Company established a formal bonus plan for all of its employees, including its executive officers (the "Bonus Plan"). The Bonus Plan provides for the payment to each executive officer (a "Bonus Payment"), as of the end of the current fiscal year, of up to a specified percentage of the executive officer's salary as determined by the Compensation Committee. The Bonus Payment actually awarded is dependent on the achievement on the one hand by the Company of specified Company objectives and by the employee on the other hand of specified employment objectives personal to the particular employee.

From the foregoing, the emphasis placed by the Company on its compensation components in the last fiscal year, from greatest to least, was (i) salary and basic benefits consisting of RRSP contributions, life insurance, disability insurance and extended health, (ii) in respect of the Chief Executive Officer and the Vice President Marketing and Sales only, automobile allowance; (iii) stock options; and (iv) bonus.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the Common Shares for the last five financial years with the total cumulative return from the S&P/TSX Composite Index (formerly the TSE 300 Index) over the same period. The graph assumes that $100 was invested on December 31, 2001 in the Company and in the index, and that all dividends have been reinvested. Unless otherwise noted, each plot point on the graph represents the Company's financial year-end for the indicated year.



*2001 represents the Company's five month fiscal period ended December 31, 2001; in 2001 the Company changed its year-end from July 31 to December 31.

EQUITY COMPENSATION PLAN INFORMATION (AS AT DECEMBER 31, 2006)

The Company's 2000 Stock Option Plan (the "Plan") permits the granting of options to purchase Common Shares of the Company to directors, officers, employees and consultants of the Company. Following is a summary of shares subject to options outstanding under the Plan and shares remaining available for grant.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,571,625	$2.42	749,175
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,571,625	N/A	749,175

Amended and Restated 2000 Stock Option Plan (the "Existing Plan")

The Company's Amended and Restated 2000 Stock Option Plan (the "Existing Plan") permits the granting of options to purchase common shares of the Company to directors, officers, employees and consultants of the Company. The Existing Plan was established on August 15, 2000, and 5,000,000 common shares were initially reserved for issuance under the Existing Plan. Since an April 13, 2004 amendment, a total of 6,000,000 common shares have been reserved under the Existing Plan, or 15.6% of the Company's outstanding common shares as of April 12, 2007. As of such date, there were options to purchase a total of 4,681,875 common shares granted under the Existing Plan, or 12.2% of the Company's then outstanding common shares. For further particulars of the Existing Plan, see "Particulars of Other Matters to be Acted Upon – New Stock Option Plan and New Option Grant" below.

Directors' & Officers' Liability Insurance

We maintain directors' and officers' liability insurance coverage through a policy covering us and our subsidiaries, which has an annual aggregate policy limit of US$15,000,000, subject to a deductible payable by the Company of up to US$250,000 per loss. This insurance provides coverage for indemnity payments made by us to our directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by us. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2007 to February 25, 2008) premiums aggregating US$340,000 are paid entirely by us.

<u>STATEMENT OF CORPORATE GOVERNANCE PRACTICES</u>

National Policy 58-201 *Corporate Governance Guidelines* and National Instrument 58-101 *Disclosure of Corporate Governance Practices*, which came into force on June 30, 2005, set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company's required annual disclosure of its corporate governance practices.

1.   Board of Directors

(a)   Disclose the identity of directors who are independent.

The board of directors considers Donald Buxton, Dr. Joe Dunne, Percy Skuy, Dr. Lily Yang, and Nitin Kaushal to be independent members of the board of directors within the meaning of National Policy 58-201.

(b)   Disclose the identity of directors who are not independent, and describe the basis for that determination.

Charles Butt is not an independent director because he is a member of management, namely the President and Chief Executive officer of the Company.

(c)   Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the board of directors are independent within the meaning of National Instrument 58 - 101.

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors of the Company are also directors of the reporting issuers listed opposite their names:

Director	Name of Reporting Issuer
Nitin Kaushal	Victhom Human Bionics Inc., Protox Therapeutics Inc., Genizon Biosciences Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Company has adopted a policy that a board meeting comprised of solely the independent directors will be held along with all in-person meetings of the full Board of Directors. The independent directors have held three formal meetings since the beginning of the Company's most recently completed financial year. In addition, the independent Directors are also in frequent informal communication with one another.

(f)   Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Don Buxton is the Chair of the Board of Directors and is an independent Director. The Chair of the Board of Directors has the following role and responsibilities:

- Preside at all meetings of the Board.
- Ensure the mandate of the Board is carried out and the Company's Corporate Governance Guidelines are followed.
- Identify and present matters for review by the Board.
- Serve as a liaison between the Company's executive management and the Board.
- Set the agenda for Board meetings in collaboration with the CEO.
- Perform such other duties as may be conferred by law or assigned by the full Board.

(g)   Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

In the financial year ended December 31, 2006, the Board of Directors of the Company held sixteen formal Board meetings, four Nomination and Corporate Governance Committee ("N&CG") meetings, two Compensation Committee meetings and five Audit Committee meetings. The following is the attendance record of each Member of the Board for these meetings:

Director	Board Meetings	Committee	Committee Meetings Attended
Charles Butt	16/16	N/A	N/A
Don Buxton	15/16	Compensation	2/2
		N&CG	4/4
Joe Dunne	15/16	Compensation	2/2
		N&CG	4/4
		Audit	4/5
Nitin Kaushal	16/16	Audit	5/5
Percy Skuy	14/16	Compensation	1/2
		N&CG	3/4
		Audit	4/5
Lily Yang	16/16	N&CG	4/4
Guy Miller*	5/6	N/A	N/A

*Mr. Miller resigned as a director on March 31, 2006. From January 1, 2006 until March 31, 2006, there were six Board meetings, of which Mr. Miller attended five.

2.   Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The text of the Board of Directors written mandate is attached as Exhibit "A"

3.   Position Description

(a)   Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)   Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors has developed written position descriptions for the Chair, the Chair of each Board Committee and the Chief Executive Officer of the Company.

4.   Orientation and Continuing Education

(a)   Briefly describe what measures the board takes to orient new directors regarding

   (i)   the role of the board, its committees and its directors, and

   (ii)   the nature and operation of the issuer's business.

(b)   Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Nomination and Corporate Governance Committee is responsible for the orientation and education of new recruits to the Board, and regularly updates the Board on legal developments regarding corporate governance matters and the role and responsibilities of the directors. All of the Company's current nominees have acted as Directors since years ranging from 1997 to 2003, and all six nominees fully understand the role of the Board, the role of the Committees of the Board and the contribution the individual Directors are expected to make, including the commitment of time and energy that the Company expects of its Directors. All Board members are active in their particular businesses and professions, and thus each Board member provides his or her own unique educational contribution to the Board.

5.   Ethical Business Conduct

(a)   Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)   *disclose how a person or company may obtain a copy of the code;*

(ii)   *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

(iii)   *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

The Board has adopted a written code concerning ethical conduct for the directors, officers and employees of the Company (the "Code"). A copy of the Code can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

All employees are provided with a copy of the Code and are informed of their requirement to comply with the Code. The Board encourages and promotes a culture of ethical business conduct and has adopted a whistle-blower policy for reporting violations to the Code.

There are no material change reports relating to the conduct of any Directors or executive officers of the Company relating to a departure from the Company's code of ethics.

(b)   Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the *Canada Business Corporations Act* regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest. Where a Director has a material interest in a proposed transaction involving the Company, that Director does not participate in nor is present for, Board deliberation or voting in respect of such transaction.

(c)   Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

All members of the Board are entitled to consult with the Company's professional advisors. Moreover, the Company has adopted a whistle-blower policy, which outlines a process whereby any employee, director or officer of the Company may forward complaints to the attention of the Audit Committee. The Company's whistle-blower policy provides that the Audit Committee will investigate any such complaints and that there shall be no retaliation for having made complaints under the whistle-blower policy.

6.   Nomination of Directors

(a)   Describe the process by which the board identifies new candidates for board nomination.

(b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)   If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nomination and Corporate Governance Committee composed of Percy Skuy (Chair), Donald Buxton, Joe Dunne, and Lily Yang. All four directors are independent directors.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to corporate governance, and to annually assess the effectiveness of the Board, each director and each Committee. The Committee also has responsibility to make recommendations relating to the membership of committees of the Board, to make recommendations with respect to succession planning, and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

7.   Compensation

(a)   Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually. The Compensation Committee considers time commitment, comparative remuneration, qualifications and responsibilities in determining remuneration levels. See also "Statement of Executive Compensation" above.

(b)   Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Don Buxton, Dr. Joe Dunne and Percy Skuy. All members of the Compensation Committee are independent directors.

(c)   If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee evaluates the compensation of the executive officers of the Company and assures that they are compensated fairly in a manner consistent with the compensation strategy of the Company, internal equity considerations, and the competitive environment. The Compensation Committee shall also communicate to the shareholders regarding the Company's compensation policies and the reasoning behind such policies, as required by the applicable securities regulatory bodies. In addition, the Company shall evaluate and make recommendations to the Board regarding the compensation of the outside directors.

Specifically, the Compensation Committee is charged with the following responsibilities:

- Disclosing its policies applicable to the Company's executive officers in the manner required by the applicable securities authorities' rules and regulations, and reviewing all other executive compensation disclosure before the Company publicly discloses this information.

- Making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans.

- Granting incentive stock options to purchase common stock of the Company under its stock option plan.

- Amending and otherwise administering the Company's stock option plan.

- Reviewing and approving the corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining the CEO's compensation level based on this evaluation.

(d)   If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant or advisor since the Company's most recently completed financial year.

8.   Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no committees other than the Audit, Compensation, and Nomination and Corporate Governance Committee. The Board does not have an Executive Committee.

The text of the Audit Committee's charter is attached as Exhibit "B". For further information respecting the Company's Audit Committee and amounts paid to the Company's auditor in the last fiscal year, as required by Form 52-110F1, please see our Annual Report on Form 20-F dated April 2, 2007 under the heading "Item 6C – Board Practices – Audit Committee" and "Item 16C – Principal Accounting Fees and Services – Independent Auditors".

9.   Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Historically, given the size of the Board, the regular attendance of Board members at Board and Committee meetings, the fact that the majority of members of the Nomination and Corporate Governance Committee are also members of the Company's other two Committees (Audit and Compensation), and the availability of Board members between meetings for discussions amongst themselves and with Management, the Nomination and Corporate Governance Committee has not considered it necessary to implement formal assessment programs, but instead has considered effectiveness on an informal basis at various Board and Committee meetings.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or executive officers of the Company or associates or Affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Company's knowledge, none of the Company's informed persons, as such term is used in National Instrument 51-102, or other insiders, nor any associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

Corporate Secretary
Nancy Glaister, the Corporate Secretary, is a partner in the law firm of Cawkell Brodie Glaister LLP, which provides legal services to the Company. In the fiscal year ended December 31, 2006, the Company has paid Cawkell Brodie Glaister LLP approximately $229,000 for legal services rendered.

Chief Scientific Officer
In October 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. ("TheraPei") of San Diego, California, and subsequently changed the name of TheraPei to Forbes Medi-Tech (Research) Inc.

TheraPei was a privately held company formed with technology 'spun-out' of Sequenom, Inc. ("Sequenom") and is focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases. TheraPei's founder, Dr. John Nestor, also of San Diego California, was appointed as our Chief Scientific Officer effective on closing.

TheraPei's intellectual property consists of the FM-TP Series of Compounds. For a further description of the FM-TP Series of Compounds, see our Annual Report on Form 20-F dated April 2, 2007, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, under the heading "Item 4B – Business Overview – The FM-TP Series of Compounds".

Consideration payable to the TheraPei selling shareholders (the "Vendors") for the acquisition of TheraPei is being made on a staged basis commensurate with development of TheraPei's technologies, and consists of cash and common shares of Forbes paid on closing, plus future milestone payments, licensing revenue and/or royalties as described below. Dr. Nestor was the majority shareholder of TheraPei (87%) and as such, will receive approximately 87% of the acquisition consideration.

On closing, we paid an initial amount of US$300,000(Cdn$338,000) by way of the issuance of 94,672 common shares having a value of approximately US$240,000 (Cdn$270,000) and cash of US$60,000 (Cdn$68,000). In addition, we paid out liabilities of TheraPei totaling approximately US$336,000 (Cdn$378,000), of which approximately US$25,000 (Cdn$28,000) was paid to Dr. Nestor.

Upon the first achievement of each of the events indicated below with respect to any VPAC2 Analog within the scope of the intellectual property acquired through TheraPei, we will make additional payments of consideration within 3 days following such event, consisting of 20% cash and 80% Forbes common shares, upon the first achievement of each such event set forth below for each indication (the "Milestone Payments"):

Milestone Event	Payment - VPAC2 Analog for Diabetes	Payment - VPAC2 Analog for Inflammatory Lung Disease
Milestone		
Approved IND	US$1,000,000	US$1,000,000
Successful Phase I Completion	US$1,000,000	US$1,000,000
Successful Phase II Completion	US$2,000,000	US$2,000,000
Successful Phase III Completion	US$4,000,000	US$4,000,000
NDA Approval	US$4,000,000	US$4,000,000
1st Launch	US$5,000,000	US$5,000,000
2-3 Launch	US$8,000,000	US$8,000,000
Commercial Royalties	11%	11%

For clarity, the amounts indicated above for such events shall each be payable only one time for each column / indication set forth above.

In the event that we elect to license any VPAC2 Analog within the scope of the intellectual property acquired through TheraPei to an unaffiliated third party, the Vendors shall be entitled to receive 20% of the license revenue received by us under the license, and milestone payments set out in the above table shall cease.

Upon commercialization by us or our affiliates (but not licensees) for any purpose of VPAC2 analogs within the scope of the intellectual property acquired through TheraPei, the Vendors will receive an eleven percent (11%) commercial royalty on net sales. In addition, should any ACC2 Inhibitor or SPT Inhibitor be commercialized for any purpose, the Vendors shall receive a three percent or four percent, respectively, commercial royalty on net sales by us, our affiliates and/or licensees.

All consideration shall be paid as to a minimum of 80% in common shares of Forbes, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, we shall pay cash in lieu of the issuance of shares. We may also elect to pay cash in lieu of the issuance of shares in certain circumstances. All common shares shall be valued at the average of the high and low trading price of our common shares on NASDAQ, or if our common shares are not then traded on NASDAQ, on the then principal trading market for our common shares, on the payment date.

As part of the acquisition of TheraPei, we entered into a development agreement with the Vendors (the "Development Agreement"), which provides for the continuing development of one lead compound (a "Compound") from each of two principal platforms acquired through TheraPei. Under the Development Agreement, we will provide preclinical research and development funding for each of the identified compounds. We retain the discretionary right to terminate funding for all or part of the development program.

In the event that, as of November 30, 2007, we have elected not to provide funding to at least the minimum levels set forth in the Development Agreement with respect to a Compound (aggregating $900,000 for both Compounds), the Vendors of TheraPei shall have the right (the "Repurchase Right") to purchase all of the intellectual property relating to that Compound. In connection with such repurchase, we shall grant the Vendors an exclusive, worldwide license to develop, manufacture and commercially exploit the discontinued Compound under all intellectual property rights owned by us and our affiliates and developed after the acquisition of TheraPei.

The repurchase price shall be paid by way of reimbursement to us for any and all amounts paid by us to third party consultants and contract research organizations on research and development of such discontinued Compound. Such reimbursement will be a non-recourse obligation, and will be payable only from the proceeds, if any, from the sale or licensing of such discontinued Compound. The Repurchase Right will expire on January 1, 2008.

TheraPei was founded by Dr. Nestor as a Delaware corporation on August 9, 2004. Dr. Nestor was initially issued 2,265,000 founder's common stock in August 2004 at a nominal value. Dr. Nestor's interest in the Company was subsequently reduced to approximately 87% of the outstanding shares of TheraPei, through the issuance of shares to Sequenom in exchange for certain assets including intellectual property, and seed financing, and through the issuance of shares to WS Investment Company (an investment arm of Wilson Sonsini) at a nominal value.

These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of 2007 New Stock Option Plan and New Option Grant

As of April 12, 2007, the Board of Directors, subject to regulatory and shareholder approval,

(a) adopted a new stock option plan entitled the "2007 Stock Option Plan" (the "New Plan"), and

(b) subject to implementation, reduced existing options to purchase up to 3,915,375 common shares under the Company's existing stock option plan, down to 2,229,900 common shares (the "New Options") under the New Plan, as more particularly set forth below.

If approved, the New Plan will bring the Company's option allotment in line with market standards and replace the Company's Amended and Restated 2000 Stock Option Plan (the "Existing Plan"). The 2,229,900 New Options will replace options to purchase up to 3,915,375 common shares currently outstanding under the Existing Plan (the "Ending Options"). These New Options, together with the Continuing Options discussed below, will result in a reduction of the number of common shares currently subject to option from 12.2% of the Company's currently outstanding common shares to 7.8% of such shares. While the number of options have been reduced, the exercise price of the New Options has been set at $1.00 per common share, versus option exercise prices of the Ending Options varying from $1.77 to $4.90 per common share. The New Options will expire on March 31, 2012, versus the Ending Options which have various expiry dates ranging from June 30, 2007 to March 31, 2012. Options to purchase up to 40,000 common shares at $0.66 per common share, options to purchase up to 15,000 common shares at $0.96 per common share, and options to purchase up to 711,500 common shares at $1.00 per common share, currently outstanding under the Existing Plan, will continue to remain outstanding under the New Plan (the "Continuing Options"). If the New Plan and the New Options are approved by shareholders, then together with the Continuing Options, there will be options to purchase a total of 2,996,400 common shares outstanding under the New Plan, and the Existing Plan will be terminated.

Reasons for the adoption of the New Plan

The use of stock options is a fundamental part of the Company's compensation strategy, being a key tool for attracting, motivating and retaining qualified directors, officers, employees and consultants.

The Existing Plan was initially adopted in 2000, at a time when the policies of the Toronto Stock Exchange would not permit the adoption of a "rolling" or "evergreen" stock option plan, that is, a plan pursuant to which the number of shares issuable under such plan could be set at a percentage of the Company's outstanding shares from time to time. Instead, the Existing Plan was required to have a fixed number of shares which could be issued under it, which, when issued, could not be replaced without the prior approval of shareholders. In order to provide the Company with flexibility in granting stock options, the fixed number of shares reserved for issuance under the Existing Plan was initially set at 5,000,000, or approximately 23.5% of Company's then issued and outstanding common shares. At the Company's Annual General Meeting held on May 26, 2004, the Shareholders of the Company approved an amendment to the Existing Plan to reserve an additional 2,453,375 common shares of the Company, including 1,453,375 common shares to replace common shares previously issued under the Existing Plan pursuant to previously exercised stock options, so that a total of 6,000,000 common shares were reserved under the Existing Plan as of the date of the amendment, being April 13, 2004. This number represented approximately 18% of the Company's outstanding shares at the time of the amendment, and it remains the total number of common shares reserved for issuance under the Existing Plan from and after April 13, 2004. It currently represents approximately 15.6% of the Company's 38,402,100 outstanding common shares as of April 12, 2007. As of such date, there were options to purchase a total of 4,681,875 common shares granted under the Existing Plan, or 12.2% of the Company's then outstanding common shares.

Since the Existing Plan was initially adopted, the Toronto Stock Exchange has amended its policies such that it now permits "rolling" or "evergreen" stock option plans. Under the policies of the Toronto Stock Exchange, shareholders must approve the initial adoption of such a plan, and every three years thereafter, must approve all unallocated options remaining available for grant under such plan.

The Board of Directors considers it in the interests of shareholders to adopt a "rolling" or "evergreen" plan, which will allow the Company flexibility in granting stock options in order to attract and retain highly qualified directors, officers, employees and consultants. The Board of Directors also considers it in the interests of shareholders that the number of shares issuable under the new plan be set at 10% of the Company's outstanding shares from time to time, which percentage appears to be relatively common for publicly traded companies in Canada.

Accordingly, the Board adopted the New Plan, subject to regulatory and shareholder approval, as of April 12, 2007, pursuant to which the number of common shares which may be subject to options granted pursuant to the New Plan shall not exceed 10% of the Company's issued and outstanding shares from time to time. As the Company currently has 38,402,100 common shares issued and outstanding, the number of common shares which may currently be subject to option under the New Plan is 3,840,210. This will require the voluntary reduction by all optionees under the Existing Plan of the number of options they currently have outstanding by approximately 36%.

Reasons for the Granting of the New Options

Partially in order to induce all optionees under the Existing Plan to reduce their options outstanding, the Board of Directors has, subject to regulatory and shareholder approval, granted new options to purchase up to 2,229,900 common shares at $1.00 per common share under the New Plan (the "New Options"), to replace options to purchase up to 3,915,375 common shares currently outstanding under the Existing Plan (the "Ending Options"). Particulars of the New Options are set forth below. The New Options expire under the New Plan on March 31, 2012. These New Options will replace all options granted under the Existing Plan which have exercise prices of more than $1.00. Where the New Options replace Ending Options which have not yet vested, such New Options shall vest on the same schedule as the Ending Options they replace, proportionate to such Ending Options.

Comparison of the New Plan to the Existing Plan

Following is a comparison of the New Plan to the Existing Plan:

Administration: The Board of Directors has delegated authority for administration of the Existing Plan to the Compensation Committee of the Board (the "Committee"). This delegation will remain in effect for the New Plan. See "Report on Executive Compensation" above.

Eligibility: Under both the Existing Plan and the New Plan, options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or its affiliates ("Eligible Persons").

Numbers: Existing Plan - Since April 13, 2004, options to purchase up to 6,000,000 common shares may be granted under the Existing Plan, being approximately 15.6% of the Company's current outstanding shares. Since such date, a total of 679,200 common shares have been issued under the Existing Plan pursuant to the exercise of stock options granted under the Existing Plan, leaving 5,320,800 common shares remaining issuable under the Existing Plan, or approximately 13.9% of the Company's current outstanding shares.   Options to purchase up to 4,681,875 common shares, or 12.2% of the Company's current outstanding shares, are currently outstanding under the Existing Plan. Accordingly, a total of 638,925 common shares remain available for grant under the Existing Plan.

New Plan – Under the New Plan, options may be granted to purchase up to 10% of the Company's outstanding shares from time to time.   Based on the Company's current issued and outstanding shares, this would currently allow options to purchase up to 3,840,210 common shares to be granted under the New Plan. Upon implementation of the New Plan, the New Options and the Continuing Options under the New Plan, there will be options to purchase a total of 2,996,400 common shares outstanding under the New Plan, leaving (based on the Company's current issued and outstanding shares) a total of 843,810 common shares remaining available for grant. Additional common shares will automatically become available for grant under the New Plan upon any increase in the Company's issued and outstanding shares, to the extent of 10% of such increase.

Limitations on Insiders: There is no limit on the number of common shares which may be issued to insiders under the Existing Plan. Under the New Plan, the number of common shares issuable to insiders, at any time, under the New Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company's issued and outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the New Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company's issued and outstanding common shares.

Limitation on any Single Optionee: The number of common shares which may be subject to options granted to any one person under both the Existing Plan and the New Plan may not exceed 5% of the issued and outstanding common shares of the Company, or currently 1,920,105 common shares.

Reloading: Under the Existing Plan, only common shares under unexercised options which have expired, or been cancelled, can be the subject of another option grant ("reload").   Under the New Plan, the number of common shares under options which have been exercised, as well as the number under those unexercised options which have expired or been cancelled, can be the subject of another option grant.

Exercise Price: Under both the Existing Plan and the New Plan, the Committee establishes the exercise price of all options granted, which price may not be less than the closing price of the Company's common shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

<u>Vesting:</u>   Under both the Existing Plan and the New Plan, options may be subject to such vesting requirements, if any, as are determined by the Committee. Upon a change of control of the Company, all unvested options shall immediately vest.

<u>Termination and Adjustments</u>: Under both the Existing Plan and the New Plan, each option shall expire at such time as is determined by the Committee on the grant of such option, but in no event more than 10 years from the date of grant. Under the New Plan only, in the event that an Option's expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Options may be exercised until the end of the fifth business day following the expiry of the blackout period. Subject to the foregoing, under both the Existing Plan and the New Plan, all options will terminate on the earliest of the following dates:

(a)   the expiry date specified for such option in the option agreement with the Company evidencing such option;

(b)   where the optionee's position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;

(c)   where the optionee's position as an Eligible Person, other than an independent director, terminates due to the death or Disability of the optionee, one year following such termination;

(d)   where the optionee's position as an Eligible Person, other than an independent director, terminates for a reason other than the optionee's disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a "Voluntary Termination"), and the optionee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

  (i)   where the optionee held the position of a director, the President, Chief Executive Officer, Executive Vice President or a Senior Vice President of the Company, one year after the date of Voluntary Termination; or

  (ii)   where the optionee held any other position with the Company, including a Vice President position other than Executive or Senior Vice President, (a "Non-Executive Optionee"), such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Compensation Committee at the time the option is granted, subject to extension by the Compensation Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of Voluntary Termination;

(e)   where the optionee's position as an independent director terminates due to death or disability, or for a reason other than termination for just cause, the expiry of that period of time following termination which is equal to the period of time the independent director continuously served the Company in the capacity of an independent director, but in no event less than 1 year.

The retirement of an independent director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of, such director.

In addition, under the Existing Plan, all options terminate upon (i) a merger or consolidation with another company, if the shareholders of the Company as a group would hold less than a majority of the outstanding shares of the surviving company; (ii) the sale of all or substantially all the assets of the Company; and (iii) a reorganization in which the Company is not the surviving or acquiring company or in which the Company is or becomes a wholly-owned subsidiary of another company, if the acquiring company does not make provision for the assumption of all then outstanding options.

Under the New Plan, outstanding options would not terminate in these events, however anti-dilution provisions would apply so that appropriate adjustments and/or substitutions would be required to be made to the outstanding options. Anti-dilution provisions also apply under the New Plan to provide for an appropriate adjustment in the case of a distribution of property other than as a dividend in the ordinary course. The Existing Plan only provides for a distribution adjustment in the case of a distribution by way of stock dividend.

Assignability: Under both the Existing Plan and the New Plan, options are non-transferable and non-assignable.

Amendment: Existing Plan - The Committee has the right to amend the Existing Plan, subject to the approval of any stock exchange on which the Company is then listed, but shall not, without obtaining, within 12 months either before or after the Committee's adoption of a resolution authorizing such action, the consent of the shareholders of the Company, have the right to (i) increase the aggregate number of common shares which may be issued under the Existing Plan (subject to any necessary adjustment pursuant to the anti-dilution provisions contained in the Existing Plan); (ii) materially modify the requirements as to eligibility for participation in the Existing Plan; or (iii) materially increase the benefits accruing to optionees under the Existing Plan. The Committee may, however, amend the terms of the Existing Plan to comply with the requirements of any applicable regulatory authority, without obtaining the approval of shareholders.

New Plan - the Committee may amend the Plan or any option agreement in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; change the vesting provisions of an Option; reflect any requirements of applicable regulatory bodies or stock exchanges; extend the term of an Option held by an Eligible Person who is not an insider; reduce the Option Price of an Option held by an Eligible Person who is not an insider (subject to a minimum Option Price of not less than market value of the common shares at the time of the grant of the Option); and change the categories of Persons who are Eligible Persons. The Committee shall not, without the approval of the shareholders of the Company, have the right to amend an option agreement in order to increase the number of common shares which may be issued pursuant to any Option granted under the New Plan; reduce the option exercise price of any Option granted under the New Plan then held by an insider; or extend the term of any option granted under the New Plan then held by an insider.

Other: Under both the Existing Plan and the New Plan, there is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury. The Company has not provided any financial assistance to any optionee to facilitate the exercise of options. There are no entitlements previously granted and subject to ratification by the shareholders, other than the New Options as described herein.

Particulars of Options

Following are particulars of the options outstanding under the Existing Plan (the "Existing Options"), the New Options which will replace the Existing Options which are Ending Options, and the Existing Options which are Continuing Options:

	Existing Options			New and Continuing Options[1]
Optionee	No. of Shares Optioned	Exercise Price per Share	Expiry Date	No. of Shares Optioned
Charles A. Butt, President, CEO and Director	20,000	$4.90	12-Dec-10	11,190
	120,000	$1.00	31-Mar-12	120,000[2]
	150,000	$1.77	03-Jul-08	83,926
	60,000	$2.23	11-Jul-08	33,570
	5,000	$2.61	28-Nov-08	2,797

	50,000	$3.69	09-Jan-09	27,975
	200,000	$2.78	31-May-09	111,901
	50,000	$2.98	06-Jan-10	27,975
	75,000	$2.13	08-Dec-10	41,963
	20,000	$3.05	03-Apr-11	11,190
	175,000	$2.53	19-May-11	97,913
	60,000	$1.00	17-Jan-12	60,000[2]
Total - Butt	**985,000**			**630,400**
	50,000	$1.77	3-Jul-08	29,714
	10,000	$2.61	28-Nov-08	5,943
	25,000	$3.69	9-Jan-09	14,857
	125,000	$2.78	31-May-09	74,286
Laura Wessman, *Senior Vice President, Operations*	30,000	$2.98	6-Jan-10	17,829
	60,000	$2.13	8-Dec-10	35,657
	15,000	$2.53	19-May-11	8,914
	40,000	$1.00	17-Jan-12	40,000[2]
Total – Wessman	**355,000**			**227,200**
	60,000	$2.91	5-Oct-09	30,545
David Goold, *Chief Financial Officer*	50,000	$2.13	8-Dec-10	25,455
	40,000	$1.00	17-Jan-12	40,000[2]
Total – Goold	**150,000**			**96,000**
John Nestor, *Chief Scientific Officer*	75,000	$2.69	31-Oct-11	48,000
Total - Nestor	**75,000**			**48,000**
	30,000	$1.00	31-Mar-12	30,000[2]
	15,000	$0.66	13-Feb-08	15,000[2]
	7,500	$2.23	11-Jul-08	3,918
	50,000	$1.77	3-Jul-08	26,118
	5,000	$2.61	28-Nov-08	2,612
	12,000	$3.69	9-Jan-09	6,268
	60,000	$2.78	31-May-09	31,341
	30,000	$2.98	6-Jan-10	15,670
Jeff Motley, *Vice-President, Marketing & Sales*	40,000	$2.13	8-Dec-10	20,894
	25,000	$2.53	19-May-11	13,059
	30,000	$1.00	17-Jan-12	30,000[2]
Total - Motley	**304,500**			**194,880**
Susan Ben-Oliel, *Senior-Director, Intellectual Property*	40,000	$2.13	8-Dec-10	16,600
	25,000	$1.00	17-Jan-12	25,000[2]
Total – Ben-Oliel	**65,000**			**41,600**
	15,000	$1.00	31-Mar-12	15,000[2]
	30,000	$1.77	03-Jul-08	18,218
	15,000	$2.61	28-Nov-08	9,109
	30,000	$2.78	31-May-09	18,218
	15,000	$2.78	31-May-09	9,109
	25,000	$2.15	20-May-10	15,182
Donald Buxton, *Director*	30,000	$2.53	19-May-11	18,218
	20,000	$2.53	19-May-11	12,146

Total - Buxton	**180,000**			**115,200**
	15,000	$1.00	31-Mar-12	15,000[2]
	30,000	$1.77	03-Jul-08	18,218
	15,000	$2.23	11-Jul-08	9,109
	30,000	$2.78	31-May-09	18,218
	15,000	$2.78	31-May-09	9,109
	25,000	$2.15	20-May-10	15,182
Percy Skuy,	30,000	$2.53	19-May-11	18,218
Director	20,000	$2.53	19-May-11	12,146
Total – Skuy	**180,000**			**115,200**
	15,000	$1.00	31-Mar-12	15,000[2]
	15,000	$0.66	13-Feb-08	15,000[2]
	30,000	$1.77	03-Jul-08	17,236
	15,000	$2.61	28-Nov-08	8,618
	30,000	$2.78	31-May-09	17,236
	15,000	$2.78	31-May-09	8,618
	25,000	$2.15	20-May-10	14,364
Joe Dunne,	30,000	$2.53	19-May-11	17,237
Director	20,000	$2.53	19-May-11	11,491
Total - Dunne	**195,000**			**124,800**
	15,000	$2.77	15-Sep-08	9,600
	30,000	$2.78	31-May-09	19,200
	15,000	$2.78	31-May-09	9,600
Nitin Kaushal,	25,000	$2.15	20-May-10	16,000
Director	20,000	$2.53	19-May-11	12,800
Total - Kaushal	**105,000**			**67,200**
	15,000	$1.00	31-Mar-12	15,000[2]
	30,000	$1.77	03-Jul-08	17,850
	30,000	$2.78	31-May-09	17,850
	15,000	$2.78	31-May-09	8,925
	25,000	$2.15	20-May-10	14,875
Lily Yang, *Director*	20,000	$2.53	19-May-11	11,900
Total - Yang	**135,000**			**86,400**
	20,000	$1.00	31-Mar-12	20,000[2]
	80,000	$1.00	17-Jan-12	80,000[2]
	40,000	$1.77	3-Jul-08	23,107
	90,000	$2.13	8-Dec-10	51,990
	20,000	$2.15	20-May-10	11,553
	42,500	$2.19	6-Sep-11	24,551
	25,000	$2.23	11-Jul-08	14,441
	65,000	$2.53	19-May-11	37,548
	15,000	$2.61	28-Nov-08	8,665
	20,000	$2.70	24-Apr-11	11,553
	170,000	$2.78	31-May-09	98,202
Other Officers as a	60,000	$2.98	6-Jan-10	34,660
Group	30,000	$3.69	9-Jan-09	17,330
Total – Other Officers as a Group	**677,500**			**433,600**

	10,000	$0.66	30-Jun-07	10,000[2]
	15,000	$0.96	7-Dec-11	15,000[2]
	206,500	$1.00	17-Jan-12	206,500[2]
	36,875	$1.77	3-Jul-08	20,655
	5,000	$1.99	2-Aug-11	2,801
	25,000	$2.01	28-Oct-10	14,003
	20,000	$2.09	2-Dec-10	11,203
	35,000	$2.12	25-Jan-11	19,604
	25,000	$2.12	18-Aug-11	14,003
	15,000	$2.13	31-Dec-07	8,402
	168,500	$2.13	8-Dec-10	94,381
	12,500	$2.19	6-Sep-11	7,002
	32,500	$2.20	14-Aug-08	18,204
	33,250	$2.23	11-Jul-08	18,624
	20,000	$2.26	15-Apr-10	11,203
	7,500	$2.37	20-Jun-11	4,201
	30,000	$2.43	26-Aug-09	16,804
	30,000	$2.43	1-Apr-10	16,804
	75,000	$2.53	19-May-11	42,009
	2,250	$2.61	28-Nov-08	1,260
	5,000	$2.65	17-Oct-11	2,800
	30,000	$2.66	14-Feb-10	16,804
	50,000	$2.78	31-Dec-07	28,006
	143,750	$2.78	31-May-09	80,518
	18,750	$2.98	31-Dec-07	10,502
	85,000	$2.98	06-Jan-10	47,610
All non-Insider	87,500	$3.05	3-Apr-11	49,011
Employees and	25,000	$3.69	31-Dec-07	14,003
Consultants as a	25,000	$3.69	9-Jan-09	14,003
Group				
Total – All non-Insider Employees and Consultants as a Group	**1,274,875**			**815,920**
TOTAL, ALL OPTIONS	**4,681,875**			**2,996,400**

[1] All New Options have an expiry date of March 31, 2012 and an exercise price of $1.00 per common share. New Options are not otherwise foot-noted in the above table.
[2] These are Continuing Options, and as such, shall have the same expiry date and exercise price as the Existing Options set forth in the table beside such Continuing Options.

Survival and Termination of Plans

In the event that the shareholders do not approve the New Plan and the New Options, the New Plan and the New Options shall automatically be cancelled and the Existing Plan and the Existing Options shall remain in full force and effect. If the New Plan and the New Options are approved by shareholders, the New Plan and the New Options shall come into effect on that date which the Board of Directors determines, and on such date, the Existing Plan and the Existing Options which are Ending Options shall automatically be cancelled, and the Existing Options which are Continuing Options shall continue to be governed by the New Plan. Notwithstanding the foregoing, the Board of Directors shall have the authority to determine not to implement the New Plan or the New Options should any required regulatory approvals not be obtained or should the Board of Directors believe it is in the best interests of the Company to make such determination, in which case the Existing Plan of the Company and the Existing Options, as described in this Information Circular, shall continue in full force and effect.

Recommendation by Board of Directors and Text of Ordinary Resolution to Approve New Plan

The Board of Directors unanimously recommends that shareholders vote FOR the adoption of the New Plan, the grant of the New Options, and the continuation of the Continuing Options. This resolution may be approved by the affirmative vote of a majority (more than 50%) of the votes cast at the Meeting, other than votes attaching to shares beneficially owned by insiders of the Company, or their associates. To the best of the knowledge of the Company, such insiders and their associates currently own less than 1% of the issued and outstanding shares of the Company. Accordingly, such insiders and their associates will abstain, and the remaining shareholders of the Company will be asked to pass the following resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.   the Company's 2007 Stock Option Plan (the "New Plan"), substantially as described in the information circular of the Company dated April 12, 2007 (the "Information Circular"), be and is hereby ratified and approved;

2.   the grant of New Options to purchase up to 2,229,900 common shares of the Company at an exercise price of $1.00 per common share, expiring March 31, 2012, all as described in the Information Circular, be and are hereby ratified and approved;

3.   the continuation of Existing Options, referred to in the Information Circular as the "Continuing Options", under the New Plan to purchase up to 766,500 common shares of the Company, at exercise prices of $0.66 to $1.00 per common share, expiring at various dates, as all described in the Information Circular, be and are hereby ratified and approved;

4.   upon implementation of the New Plan, the Board of Directors of the Company be and is hereby authorized to grant options to purchase common shares from time to time in addition to the New Options and the Continuing Options, pursuant and subject to the terms of the New Plan, and to exercise all other power and authority provided to them under the New Plan, including without limitation the delegation of such power and authority to a Committee of the Board of Directors;

5.   notwithstanding the foregoing, the Board of Directors shall have the authority to implement the New Plan and the New Options on such date as the Board of Directors in its sole discretion shall approve, and shall further have the authority to determine not to implement the New Plan or the New Options should any required regulatory approvals not be obtained or should the Board of Directors believe it is in the best interests of the Company to make such determination, in which case the Existing Plan of the Company and the Existing Options, as described in the Information Circular, shall continue in full force and effect;

6.   any director or officer of the Company be, and he/she is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all the documents and instruments and perform all other acts that this director or this officer may deem necessary or desirable, for the purpose of giving full effect to the terms of this resolution, his/her signature to said documents or the performance of such acts being the evidence of the present decision."

A copy of the New Plan is available upon request to Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting must do so by submitting same to the attention of the Secretary of the Company on or before January 12, 2008 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

ADDITIONAL INFORMATION AND DOCUMENTS REFERENCED

Additional information relating to the Company is on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may contact the Company to request copies of the Company's financial statements and MD&A, and any other documents of the Company referred to herein, by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

FORWARD LOOKING STATEMENTS AND INFORMATION

This Information Circular may contain forward-looking statements and information concerning anticipated developments in the Company's business, and other information in future periods. Forward-looking statements and information are frequently, but not always, identified by words such as "to proceed", "to recruit", "to motivate", "to align", "increased", "be seeking to", "intended", "can", "ensure", "proposed", "believes", "shall", "in the event of", and similar expressions or variations thereon, or statements that events, conditions or results "will," "may," "could", "would" or "should" occur or be achieved. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors as more particularly set out in the Company's Annual Report on Form 20-F dated April 2, 2007, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements and information are based on the beliefs, opinions and expectation of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements and information if those beliefs, opinions or expectations or other circumstances should change.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated April 12, 2007

By Order of the Board of Directors of
FORBES MEDI-TECH INC.

"Charles A. Butt"

Charles A. Butt, President & Chief Executive Officer

Exhibit “A” to Information Circular of Forbes Medi-Tech Inc. as at April 12, 2007

FORBES MEDI-TECH INC.
BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

Composition of the Board

The Board shall have a majority of independent Directors, as that term is used in National Instrument 58-101 *Disclosure of Corporate Governance Practices.* The Chair of the Board shall be an independent Director.

Meetings of the Independent Directors

The independent Directors shall hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance.

Stewardship

The Board of Directors is responsible for the stewardship of the Company, which includes responsibility for:

(a) Satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

(b) Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d) Succession planning (including appointing, training and monitoring senior management);

(e) Adopting a communication policy for the Company;

(f) The Company’s internal control and management information systems;

(g) Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and

(h) Managing, or supervising the management of, the business and affairs of the Company.

Feedback from Stakeholders

The Board shall review, at least on an annual basis, measures the Company uses to receive feedback from stakeholders, and shall modify such measures should it deem fit to do so.

Expectations and Responsibilities of Directors

Members of the Board of Directors are expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Committee of which they are a member, and to devote the necessary time and attention to effectively carry out their responsibilities as Directors.

Every Director in exercising his or her powers and discharging his or her duties shall:

(a)	act honestly and in good faith with a view to the best interests of the corporation;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and
(c)	comply with all applicable laws and with the Company's Articles and By-Laws.

Director Orientation and Continuing Education

The Nomination and Corporate Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board committee. The Board shall ensure that management updates are regularly provided to the Board to ensure that the knowledge and understanding of all Board members regarding the Company's business remains current.

Code of Business Conduct and Ethics

The Board shall be responsible for monitoring compliance with the Company's Code of Business Conduct and Ethics. Any waivers from the Code for the benefit of any Director or Officer may be granted only by the Board.

Nomination of Directors

The Board has established a Nomination and Corporate Governance Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee. The Board shall review the Charter and the composition of the Committee on an annual basis.

Prior to nominating or appointing individuals as Directors, the Board will:

(a)	consider what competencies and skills the Board, as a whole, should possess;
(b)	assess what competencies and skills each existing Director possesses;
(c)	consider the appropriate size of the Board, with a view to facilitate decision-making; and
(d)	consider the advice and input of the Nomination and Corporate Governance Committee.

Compensation Committee

The Board has established a Compensation Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee. The Board shall review the Charter and the composition of the Committee on an annual basis.

Regular Board Assessments

At least annually, the Board, its Committees and each individual Director will be assessed regarding his, her or its effectiveness and contribution. Assessments will consider:

(a)	in the case of the Board or a Board Committee, its Mandate or Charter; and
(b)	in the case of an individual Director, the applicable position description, if any, as well as the competencies and skills each individual Director is expected to bring to the Board.

Exhibit "B" to Information Circular of Forbes Medi-Tech Inc. as at April 12, 2007

FORBES MEDI-TECH INC.
CHARTER OF THE AUDIT COMMITTEE

Audit Committee Charter

This Charter of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Forbes Medi-Tech Inc. (the "Company") is set forth below. It is acknowledged that the Company is subject to the requirements regarding audit committees and financial reporting of the Toronto Stock Exchange, Nasdaq National Market and any other exchange on which the Company's shares may be listed from time to time (collectively, the "Exchanges") and the rules and regulations of applicable Canadian securities commissions and the United States Securities and Exchange Commission (the "SEC").

Role of Audit Committee

The Committee shall assist the Board in fulfilling its responsibility for oversight and monitoring of (a) the integrity of the Company's financial accounting and reporting, (b) the system of internal financial controls established by management, (c) the performance and adequacy of the Company's internal audit function and independent auditors, (d) the independent auditors' qualifications and independence, and (e) the compliance by the Company with legal and regulatory requirements.

The Committee shall prepare reports required to be prepared by audit committees under the rules and requirements of applicable Canadian securities commissions and the Exchanges.

Authority to Retain Experts

The Committee shall have the authority to retain outside counsel or other advisors as the Committee determines is necessary or appropriate to assist it in fulfilling its responsibilities.

Reporting

The Audit Committee shall report to the Board.

Appointment and Composition

The Committee and its Chair shall be appointed by the Board. The Chair shall be a member of the Committee. The Committee shall consist of at least three directors. All members of the Committee shall:

(a) be unrelated directors, within the meaning of the report of the Toronto Stock Exchange's Committee on Corporate Governance, that is, each member shall be independent of management and free from any interest and any business or other relationship which could, or might reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding;

(b) be independent, within the meaning of:
   (i) Multilateral Instrument 52-110;
   (ii) Nasdaq marketplace Rule 4200(a)(15); and
   (iii) Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(c) not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years;

(d) be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement; and

(e)   have a working familiarity with basic finance and accounting practices, and have experience with reviewing and approving public company financial statements, either as part of management or as a member of a public company's audit committee.

At least one of the members of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

So long as the Company is subject to reporting obligations under the Securities Exchange Act of 1934, as amended, the Committee shall have at least one member that qualifies as an audit committee financial expert, as identified by the Board. For purposes hereof, an "audit committee financial expert" shall be as defined by the SEC, and at the date of adoption hereof, means a person who has the following attributes:

(a)   an understanding of generally accepted accounting principles and financial statements;
(b)   the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(c)   experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
(d)   an understanding of internal controls over financial reporting; and
(e)   an understanding of audit committee functions.

The "audit committee financial expert" shall have acquired such attributes through:

(a)   education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
(b)   experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(c)   experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(d)   other relevant experience.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

Duties

The Committee shall:

1.   Provide for an open avenue of communications between the independent auditors, management and the Board and, at least once annually, meet with the independent auditors independently of management. The independent auditors shall report directly to the Committee.

2. Be directly responsible for the compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting, for the purpose of issuing an audit report or related work.

3. Have the sole authority to appoint or replace the independent auditors (subject, if applicable, to shareholder ratification) and regarding the selection, fee arrangements, appointment or termination of the independent auditors. The independent auditors shall be ultimately accountable to the Board and the Committee, as representatives of the shareholders.

4. Obtain and review, on at least an annual basis, a formal written statement from the independent auditors regarding (a) the independent auditors' internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and the Company. Evaluate the qualifications, performance and independence of the independent auditors, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditors to the Board.

5. Review and approve the independent auditors' annual engagement letter.

6. Review and pre-approve audit and permitted non-audit related services as outlined in the Audit Pre-approval Policy adopted on May 13, 2004.

7. Review with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the independent auditors or management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for management; (c) their evaluation of the adequacy and effectiveness of the Company's internal controls over financial reporting; (d) significant areas of disagreement, if any, with management; (e) cooperation received from management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting the Company; and (g) significant changes to the Company's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors or management.

8. Discuss with management and the independent auditors any issues and disclosure requirements regarding (a) the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and management's assessment of the steps taken to monitor, control and minimize such risk.

9. Review with management and the independent auditors the Company's audited annual consolidated financial statements and make a recommendation to the Board as to approval thereof.

10. Review with management and, when reviewed by the independent auditors, with the independent auditors, the Company's unaudited quarterly financial statements and make a recommendation to the Board as to approval thereof.

11. Review and discuss with management and the independent auditors significant reporting issues and judgments made in connection with the preparation of the Company's financial statements, including estimates, reserves, accruals, write downs, judgmental areas, audit adjustments, difficulties encountered in performing any audit, and such other review as may be appropriate.

12. Review and discuss with management and the independent auditors significant issues regarding auditing and accounting principles, including critical accounting policies, and any significant changes in the Company's selection or application of such accounting principles and policies.

13. Review and discuss with senior management, the senior audit executive and the independent auditors the Company's internal controls report and the independent auditors' attestation report prior to filing the Company's annual report with the SEC.

14. Monitor the audit partners' rotation as required by law.

15. Obtain from the independent auditors assurance that Section 10A(b) of the Exchange Act has not been implicated.

16. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board.

17. Annually review the Committee's own performance.

18. Perform such other functions as assigned by law, the Company's bylaws or as the Board deems necessary and appropriate.

Committee Meetings and Board Reporting

Meetings will be held as required, but not less than quarterly. The Committee shall meet periodically in separate executive sessions with management (including the chief financial officer and chief accounting officer), the internal auditors and the independent auditors, and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Minutes will be recorded. The Committee shall make regular reports to the Board.

Funding

By the Board's approval of this Charter, the Board confirms that the Committee shall be provided with appropriate funding, as determined by the Committee, in its capacity as a committee of the board of directors, for payment of:

(a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

(b) compensation to any advisers employed by the Committee; and

(c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Complaints

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

Committee Charter Review and Approval

This Audit Committee Charter shall be reviewed, reassessed and approved by the Board annually.



FORBES MEDI-TECH INC.

Charles A. Butt April 2007
President & CEO

To my fellow Shareholders:

As we focused on driving our company forward during 2006, our achievements and significant challenges brought change that required us to balance past ventures with future opportunities, and to build on the momentum created by our successes. Of the many developments to come out of this past year, three stand out as essential to our progress: The completion of the US Phase II clinical trial of our cholesterol-lowering compound, FM-VP4, and its subsequent out-licensing strategy; the acquisition of the FM-TP Series of Compounds through our purchase of TheraPei Pharmaceuticals in October 2006, following through on our plan to expand our pharmaceutical development portfolio; and thirdly, the European market success of our branded cholesterol-lowering ingredient, Reducol™. These developments, balanced and managed with commitment, and bolstered by our forward-moving strategy, have combined to maintain Forbes firmly on the road to continued company growth and toward future global market success.

In addition to our successes during 2006, we also encountered a major hurdle that gave us the opportunity to test our tenacity as a company and to act upon our commitment to drive forward into the future. Results of the US Phase II clinical trial for our innovative compound, FM-VP4, were released in late 2006. They illustrated that while the compound was proven to have an excellent safety profile, reduced LDL cholesterol by 9% at the 900 mg level and demonstrated a dose response, it did not perform to our expectation. We believe, however, that the trial results do support our strategy to out-license FM-VP4. This strategy is designed to take advantage of the compound's clinically significant results, safety profile and dose response as well as its strong market opportunity as shown by the increasing demand for alternative therapies for cholesterol reduction. With our efforts to out-license FM-VP4 underway, we are able to eliminate R&D expenses related to the compound and move on to exciting new development opportunities.

As we continue to move forward into new opportunities, Forbes is re-focusing its pharmaceutical development program to concentrate on the FM-TP Series of Compounds targeting Metabolic Syndrome, and inflammatory lung disease. Our strategy is to capitalize on the intrinsic value of these compounds through collaborative agreements and upfront milestone payments at an early stage. Drug discovery and development efforts focused on these compounds will be undertaken at our facility in San Diego, California. We are pleased to have the talents and experience of our recently appointed Chief Scientific Officer, Dr. John Nestor, on board to further Forbes' pharmaceutical development program.

The major success for Forbes in 2006 resulted from our ingredient business. Our cholesterol lowering ingredient, Reducol™, found in such functional foods products as margarine, yogurt, milk, cheese and yogurt drinks, was key in generating revenue and positioning the company to move into the global market. We announced new product launches in Europe with market leading companies such as Tesco and WalMart/ASDA in the United Kingdom, Albert Heijn in the Netherlands, Kesko in Finland, Modelo Continente and Jeronimo Martins in Portugal, and Carrefour in France. Our presence in these European retailers is a major achievement. Our progress with Reducol™ took us from one retailer in one country with four SKUs (Stock Keeping Units) to seven retailers in five countries and 28 SKUs and solidified our position as a significant player in the European functional food private label market. Reducol™ is now considered to be a Pan-European brand.

SUITE 200 – 750 WEST PENDER STREET VANCOUVER, BC, CANADA V6C 2T8
TEL: 604-689-5899 FAX: 604-689-7641
WWW.FORBESMEDI.COM

The current success and future potential of our ingredient business provides the momentum and drive to keep Forbes moving forward. Our next step is to continue expansion into Asia and North America with a focus on the United States as we expect new countries to come on board and launch new dairy products and supplements in 2007. We are also looking to acquire new ingredients and build a portfolio of products that will help to impact our overall revenue, build mass appeal, and forge partnerships with manufacturers.

With the changes we have undertaken during 2006 our financial position remains good. The sale of our interest in the Phyto-Source manufacturing joint venture, cost-cutting measures, control of R&D expenditures, and the anticipated revenue generated by our ingredient business should be sufficient to finance operations through the second quarter of 2008.

I look forward to expanding both our pharmaceutical pipeline and our nutraceutical products in 2007 and beyond and to move forward on all facets of our business. The balance of revenue-generating opportunities combined with the drive of a forward-thinking drug development philosophy has enabled us to be in a strong position to make the necessary adjustments to continue as we strive for success.

I would like to take this opportunity to thank our valued shareholders for their ongoing support and belief in our potential. I would also thank the Board of Directors and the management team for their hard work and perseverance in the face of change. Dedication to meeting our goals and commitment to the future success of the company is what inspires us in our journey to make a significant difference in the outcome of life-threatening diseases.

This Letter contains forward-looking statements and information, which are statements and information that are not historical facts but instead include financial projections and estimates and their underlying assumptions; statements regarding plans, goals, objectives and expectations with respect to the Company's future business and operations, including its research, development and commercialization activities, and its future products, services, revenue, customers, partners, suppliers and sales; the Company's share of new and existing markets; statements regarding future performance, and other information in future periods. Forward-looking statements can be identified by the use of forward-looking terminology such as "drive", "forward", "strategy", "toward", "future", "opportunity", "new", "expect", "looking to", "anticipated", "should be", "2007", "2008", or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions "will", "could", or "should" occur or be achieved, or comparable terminology referring to future events or results. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and the Company's actual results could difer materially from those anticipated in those forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation: uncertainty as to whether FM-VP4 will be out-licensed on acceptable terms or at all; the need for regulatory approvals which is not assured; uncertainty whether any of the pharmaceutical compounds under research & development by the Company will be successfully commercialized; uncertainty whether the Company will acquire or develop additional technologies or ingredients; the need for performance by buyers of the Company's products; uncertainty as to whether forecasted Reducol™ requirements will be ordered and shipped, which is a key assumption underlying the Company's anticipated revenue; the dependency of the Company on a few customers; uncertainty whether new products will be launched as anticipated or at all; the need to secure new contracts and new strategic relationships, which is not assured; intellectual property risks; partnership/strategic alliance risks and in particular, the need for performance by Phyto-Source LP for manufacture of the Company's Reducol™ and other sterol products; product liability risks; the efect of competition; the Company's need for additional future capital, which may not be available in a timely manner or at all; the risk of unanticipated expenses; and other factors that are discussed or identified in the Company's other public filings, including its latest Annual Information Form / Form 20-F, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements and information if those beliefs, opinions or expectations, or other circumstances should change.

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF
FORBES MEDI-TECH INC.

TO BE HELD AT the Hyatt Regency Hotel, Plaza A, 655 Burrard Street, in the City of Vancouver, British Columbia on THURSDAY, THE 17TH DAY OF MAY, 2007, at 1:30 P.M. Pacific Daylight Savings Time.

The undersigned Shareholder of the Company hereby appoints, Charles Butt, the President and CEO of the Company, or failing this person, David Goold, the Chief Financial Officer of the Company, or in the place of the foregoing, _____ (*print the name*), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting, and authorizes the proxyholder to vote in favour of the resolutions set out herein unless an instruction to the contrary is indicated, and to vote in his or her sole discretion with respect to any amendment to or variation of such resolutions or on any other matter brought before the Meeting.

SHAREHOLDER SIGN HERE: _____

DATE SIGNED: _____

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of KPMG, LLP, Chartered Accountants, as auditor of the Company		N/A	
2.	To authorize the Directors to fix the Auditor's remuneration			N/A
3.	To set the number of Directors to be elected at 6			N/A
4.	To elect as Director, Charles Butt		N/A	
5.	To elect as Director, Don Buxton		N/A	
6.	To elect as Director, Joe Dunne		N/A	
7.	To elect as Director, Nitin Kaushal		N/A	
8.	To elect as Director, Percy Skuy		N/A	
9.	To elect as Director, Lily Yang		N/A	
10.	To pass an ordinary resolution to ratify and approve the Company's new stock option plan and the stock options granted and continuing thereunder, as more particularly described in the accompanying Information Circular.			N/A

**THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.**

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **_must be signed_** by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **_if executed by an attorney, officer, or other duly appointed representative,_** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **_If this Instrument of Proxy is not dated_** in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy three (3) calendar days after the date on which it was mailed to you, the Shareholder, by the Company.

4. **_A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person_**, may simply register with the scrutineers before the Meeting begins.

5. **_A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, or a Shareholder who is not a Registered Shareholder_**, may do the following:

   (a) **_appoint one of the management proxyholders_** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote; or

   (b) **_appoint another proxyholder,_** who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit. **If you are not a Registered Shareholder** and wish to attend the meeting and vote in person then you should strike out the management proxyholder names shown and insert your own name.

6. **_The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll_** of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **If a choice is not so specified, the securities represented by this Instrument of Proxy will be voted in favour of the resolutions referred to herein. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.**

7. If a Registered Shareholder has submitted an Instrument of Proxy, **_the Registered Shareholder may still attend the Meeting and may vote in person_**. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes. A Shareholder who is not a Registered Shareholder must submit an Instrument of Proxy in order to be able to vote.

8. THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING "REVOCATION OF PROXY" IN THE ACCOMPANYING INFORMATION CIRCULAR.

To be represented at the Meeting, voting instructions **_must be DEPOSITED_** at the office of "**PACIFIC CORPORATE TRUST COMPANY**" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)   OR

INTERNET VOTING AT http://www.pctc.com/PCTCPortal/WebVote/login.aspx



FORBES MEDI-TECH INC.

Charles A. Butt
President & CEO

April 2007

To my fellow Shareholders:

As we focused on driving our company forward during 2006, our achievements and significant challenges brought change that required us to balance past ventures with future opportunities, and to build on the momentum created by our successes. Of the many developments to come out of this past year, three stand out as essential to our progress: The completion of the US Phase II clinical trial of our cholesterol-lowering compound, FM-VP4, and its subsequent out-licensing strategy; the acquisition of the FM-TP Series of Compounds through our purchase of TheraPei Pharmaceuticals in October 2006, following through on our plan to expand our pharmaceutical development portfolio; and thirdly, the European market success of our branded cholesterol-lowering ingredient, Reducol™. These developments, balanced and managed with commitment, and bolstered by our forward-moving strategy, have combined to maintain Forbes firmly on the road to continued company growth and toward future global market success.

In addition to our successes during 2006, we also encountered a major hurdle that gave us the opportunity to test our tenacity as a company and to act upon our commitment to drive forward into the future. Results of the US Phase II clinical trial for our innovative compound, FM-VP4, were released in late 2006. They illustrated that while the compound was proven to have an excellent safety profile, reduced LDL cholesterol by 9% at the 900 mg level and demonstrated a dose response, it did not perform to our expectation. We believe, however, that the trial results do support our strategy to out-license FM-VP4. This strategy is designed to take advantage of the compound's clinically significant results, safety profile and dose response as well as its strong market opportunity as shown by the increasing demand for alternative therapies for cholesterol reduction. With our efforts to out-license FM-VP4 underway, we are able to eliminate R&D expenses related to the compound and move on to exciting new development opportunities.

As we continue to move forward into new opportunities, Forbes is re-focusing its pharmaceutical development program to concentrate on the FM-TP Series of Compounds targeting Metabolic Syndrome, and inflammatory lung disease. Our strategy is to capitalize on the intrinsic value of these compounds through collaborative agreements and upfront milestone payments at an early stage. Drug discovery and development efforts focused on these compounds will be undertaken at our facility in San Diego, California. We are pleased to have the talents and experience of our recently appointed Chief Scientific Officer, Dr. John Nestor, on board to further Forbes' pharmaceutical development program.

The major success for Forbes in 2006 resulted from our ingredient business. Our cholesterol lowering ingredient, Reducol™, found in such functional foods products as margarine, yogurt, milk, cheese and yogurt drinks, was key in generating revenue and positioning the company to move into the global market. We announced new product launches in Europe with market leading companies such as Tesco and WalMart/ASDA in the United Kingdom, Albert Heijn in the Netherlands, Kesko in Finland, Modelo Continente and Jeronimo Martins in Portugal, and Carrefour in France. Our presence in these European retailers is a major achievement. Our progress with Reducol™ took us from one retailer in one country with four SKUs (Stock Keeping Units) to seven retailers in five countries and 28 SKUs and solidified our position as a significant player in the European functional food private label market. Reducol™ is now considered to be a Pan-European brand.

SUITE 200 – 750 WEST PENDER STREET VANCOUVER, BC, CANADA V6C 2T8
TEL: 604-689-5899 FAX: 604-689-7641
WWW.FORBESMEDI.COM

The current success and future potential of our ingredient business provides the momentum and drive to keep Forbes moving forward. Our next step is to continue expansion into Asia and North America with a focus on the United States as we expect new countries to come on board and launch new dairy products and supplements in 2007. We are also looking to acquire new ingredients and build a portfolio of products that will help to impact our overall revenue, build mass appeal, and forge partnerships with manufacturers.

With the changes we have undertaken during 2006 our financial position remains good. The sale of our interest in the Phyto-Source manufacturing joint venture, cost-cutting measures, control of R&D expenditures, and the anticipated revenue generated by our ingredient business should be sufficient to finance operations through the second quarter of 2008.

I look forward to expanding both our pharmaceutical pipeline and our nutraceutical products in 2007 and beyond and to move forward on all facets of our business. The balance of revenue-generating opportunities combined with the drive of a forward-thinking drug development philosophy has enabled us to be in a strong position to make the necessary adjustments to continue as we strive for success.

I would like to take this opportunity to thank our valued shareholders for their ongoing support and belief in our potential. I would also thank the Board of Directors and the management team for their hard work and perseverance in the face of change. Dedication to meeting our goals and commitment to the future success of the company is what inspires us in our journey to make a significant difference in the outcome of life-threatening diseases.

This Letter contains forward-looking statements and information, which are statements and information that are not historical facts but instead include financial projections and estimates and their underlying assumptions; statements regarding plans, goals, objectives and expectations with respect to the Company's future business and operations, including its research, development and commercialization activities, and its future products, services, revenue, customers, partners, suppliers and sales; the Company's share of new and existing markets; statements regarding future performance, and other information in future periods. Forward-looking statements can be identified by the use of forward-looking terminology such as "drive", "forward", "strategy", "toward", "future", "opportunity", "new", "expect", "looking to", "anticipated", "should be", "2007", "2008", or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions "will", "could", or "should" occur or be achieved, or comparable terminology referring to future events or results. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and the Company's actual results could difer materially from those anticipated in those forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation: uncertainty as to whether FM-VP4 will be out-licensed on acceptable terms or at all; the need for regulatory approvals which is not assured; uncertainty whether any of the pharmaceutical compounds under research & development by the Company will be successfully commercialized; uncertainty whether the Company will acquire or develop additional technologies or ingredients; the need for performance by buyers of the Company's products; uncertainty as to whether forecasted Reducol™ requirements will be ordered and shipped, which is a key assumption underlying the Company's anticipated revenue; the dependency of the Company on a few customers; uncertainty whether new products will be launched as anticipated or at all; the need to secure new contracts and new strategic relationships, which is not assured; intellectual property risks; partnership/strategic alliance risks and in particular, the need for performance by Phyto-Source LP for manufacture of the Company's Reducol™ and other sterol products; product liability risks; the efect of competition; the Company's need for additional future capital, which may not be available in a timely manner or at all; the risk of unanticipated expenses; and other factors that are discussed or identified in the Company's other public filings, including its latest Annual Information Form / Form 20-F, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements and information if those beliefs, opinions or expectations, or other circumstances should change.